COMPASS
GROUP

08003701

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

SEC Mail Processing Section

SUPPL

JUL - 7 2008

Washington, DC

1 July 2008

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

PROCESSED
JUL 11 2008
THOMSON REUTERS

I NEWS RELEASES

None this period.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at May 31, 2008, in accordance with the Disclosure and Transparency Rules (June 2, 2008).

2. Notification from Compass Group PLC relating to a major interest in the shares of Compass Group PLC by Legal & General Plc (June 4, 2008).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 88(2) – Return of allotment of 1,869,061 shares (June 12, 2008).

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01

2. Companies Form No. 88(2) – Return of allotment of 955,349 shares (June 13, 2008).

3. Companies Form No. 88(2) – Return of allotment of 56,789 shares (June 24, 2008).

4. Companies Form No. 88(2) – Return of allotment of 69,035 shares (June 27, 2008).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V Derham
Deputy Company Secretary

Encs.

82-5161

I NEWS RELEASES

None this period.

COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	09:21 02-Jun-08
Number	7171V09

RNS Number : 7171V
Compass Group PLC
02 June 2008

Compass Group PLC - Total Voting Rights and Capital as at 31 May 2008

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 31 May 2008 its issued share capital consists of 1,853,606,807 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,853,606,807, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,853,606,807 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	14:48 04-Jun-08
Number	9833V14

RNS Number : 9833V
Compass Group PLC
04 June 2008

Compass Group PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Compass Group PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: (X)

Other (please specify) : ( )

3. Full name of person(s) subject to notification obligation:
Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3) :
Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of transaction (and date on which the threshold is crossed or reached if different):
2 June 2008

6. Date on which issuer notified:
4 June 2008

7. Threshold(s) that is/are crossed or reached:
From 6% - 5% (L&G)

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0005331532	113,270,454	113,270,454

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0005331532	111,175,233	111,175,233		5.99	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
111,175,233	5.99

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (122,073,184 - 6.58% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (122,073,184 - 6.58% = Total Position)	
Legal & General Investment Management Limited (Indirect) (LGIM) (122,073,184 - 6.58% = Total Position)	
Legal & General Group Plc (Direct) (L&G) (111,175,233 - 5.99% = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (71,224,421- 3.84% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (71,224,421- 3.84% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Notification using the total voting rights figure of 1,853,606,807

14. Contact name:

15. Contact telephone number:

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

COMPASS
GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02 / 06 / 2008	06 / 06 / 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	26,547	10,000	507,450
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 02 Month 06 Year 2008	Day 06 Month 06 Year 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	878	1,048	91,315
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.668	£2.902	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	02	06	2008	06	06	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	234,880	6,250	455,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£3.1375	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	06	2008	06	06	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	433,000	850	101,843
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.20	£3.56	£3.716

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

CW

82-5161

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	1,839,338
UK Postcode E14 5LB		
Name(s): Greenwood Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID 142 GW, Designation 595066, 20 Moorgate, London	Ordinary	7,694
UK Postcode EC2R 6DA		
Name(s): Alison Ainscough	Class of shares allotted	Number allotted
Address: 11 Margaret Road, East Ogwell, Newton Abbot,	Ordinary	1,250
UK Postcode TQ12 6AE		
Name(s): Mr Martyn Bryan	Class of shares allotted	Number allotted
Address: 34 Church Road, Wick, Bristol	Ordinary	389
UK Postcode BS30 5QL		
Name(s): Please see attached sheet.	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed [signature] Date 12/6/08

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Names and addresses of the allottees

Shareholder Details	Class of shares allotted	Number of shares allotted
Mrs Gloria Bryant 32 Stanley Chase Whitehall Bristol BS5 7UX	Ordinary	189
Mr Neil Connor 6 Glamorgan Road Cheltenham Glos GL51 3LF	Ordinary	917
Mrs Emma Hovell 23 Leafield Road Merton Park London SW20 9AG	Ordinary	3,412
Mrs Marie Anne Marshall 21 Moat Farm Close Marston Moretaine Bedford MK43 0AE	Ordinary	1,926
Mrs Alice Peacock 99 Gudgeheath Lane Fareham Hants PO15 5AZ	Ordinary	4,588
Mrs Amanda Shorrock 62 Garthwaite Crescent Shenley Brook End Milton Keynes MK5 7AX	Ordinary	4,484
Miss Gulzera Talib 78 Glanville Gardens Kingswood Bristol BS15 9WX	Ordinary	4,874

CW

82-5161

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	09	06	2008
To	13	06	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	14,902	85,000	216,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

CW

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	06	2008	13	06	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	58,497	82,575	1,250
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.128	£3.1375

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted. (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 09 Month 06 Year 2008	Day 13 Month 06 Year 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	226,000	224,000	1,250
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1625	£3.20	£3.56

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	09	06	2008	13	06	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	45,875		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.716		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	939,597
Name(s): Mrs Julie Vine Address: 1 Sussex Drive, Pagham, West Sussex UK Postcode PO21 4RW	Ordinary	850
Name(s): Mr Stephen Bishop Address: 74 Bryants Acre, Wendover, Aylesbury, Buckinghamshire UK Postcode HP22 6LA	Ordinary	4,874
Name(s): Mrs Louise Campbell Address: 57 Trewlaney Lane, Langley, Slough UK Postcode SL3 8RH	Ordinary	378
Name(s): Please see attached additional schedule. Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13/6/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Mrs Julia Crosby 30 Manor Close Tunstead Norwich NR2 8EP	Ordinary	367
Mr Russel Hamlin 9 North Street Morecambe Lancs LA4 5LR	Ordinary	917
Mr Ian Lipscombe Little Wildwood 115A Elvetham Road Fleet, Hants GU51 4HW	Ordinary	4,874
Mrs Majella Mair 49 Northfield Ave London W13 9 QP	Ordinary	2,924
Mrs Pamela Nixon 99 Percy Street Hartlepool Cleveland TS26 0HT	Ordinary	568

K:\CoSec\Share Option Exercises & Share Dealing Activity\Form 88(2)s\2008 Filings\Additional Schedule 20080613.doc

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day 16 Month 06 Year 2008	To: Day 20 Month 06 Year 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,299	5,000	16,175
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16 06 2008	20 06 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,532	1,943	7,340
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.668	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	06	2008	20	06	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	10,500	8,000	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£3.1625	£3.20	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) Vidacos Nominees Limited Address Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	48,108
Name(s) Mss Sybil Sutherland Address 7 Achrimsdale, Brora, Sutherland UK Postcode KW9 6LT	Ordinary	3,532
Name(s) Mr Stephen George Payne Address 8 Scotts Acre, Camber, Rye, East Sussex UK Postcode TN31 7RQ	Ordinary	917
Name(s) Mrs Laura Scurr Address 19 Babbacombe Drive, Ferryhill, Co Durham UK Postcode DL17 8DA	Ordinary	2,924
Name(s) Please see additional attached schedule. Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form **+1**

Signed MWhite Date 24/6/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Mrs Elisavet Swift 8 Alfred Street Dunstable Bedfordshire LU5 4HZ	Ordinary	458
Mr Alejando Asensio Manero Joaquin Costa, 6, 2°B 50410 Cuarte de Huerva Zaragoza Spain	Ordinary	850

CM

SEC Processing Section

JUL 7 2008

Washington, DC
106

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	23	06	2008
To	27	06	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,287	18,850	4,810
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.2925	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	06	2008	27	06	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,588	2,000	21,400
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£3.1375	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	23	06	2008
To	27	06	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	11,000	2,100	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£3.20	£3.56	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	63,898
UK Postcode E14 5LB		
Name(s) Mr Martin Paul Joyce	Class of shares allotted	Number allotted
Address Fox's Walk, 26 Mizen Close, Cobham, Surrey	Ordinary	4,287
UK Postcode KT11 2RJ		
Name(s) Mr Keith Brian Mortimer	Class of shares allotted	Number allotted
Address 2 Bonnington Road, Vinters Park, Maidstone, Kent	Ordinary	850
UK Postcode ME14 5QR		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27/6/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

END

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,	
Compass Group PLC, Compass House, Guildford Street,	
Chertsey, Surrey, KT16 9BQ	Tel 01932 574225
DX number	DX exchange